EXHIBIT 99.1

North American Construction Group Ltd. Provides Corporate Updates

ACHESON, Alberta, Jan. 21, 2026 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that Joe Lambert has resigned from his position as President and Chief Executive Officer of the Company to pursue other opportunities. Effective immediately, the Company’s Chief Operating Officer, Barry Palmer, has assumed the role of President and Chief Executive Officer. The Company has begun the process of assessing both internal and external candidates to assume the role on a permanent basis.

Martin Ferron, Chairman of the Board of Directors, stated, “I would like to take this opportunity to thank Mr. Lambert for his dedication and loyalty to the Company. During his tenure, Joe successfully led the Company to new levels of geographic and commodity diversification while also navigating through unprecedented challenges. In no small part due to his leadership, NACG is now very well positioned to be a strong competitor in the civil construction, mining and earthworks markets throughout North America and Australia. I wish Joe all the best in his future endeavors.”

Barry Palmer, President and CEO, stated, “We remain focused on our customers at the start of 2026 and I am looking forward to leading our company into this important year. Having been here for over 40 years, I will ensure that our teams stay focused on safety and operational excellence. We have the people, equipment and culture to achieve our targets and our collective goal is to continue to grow by building on the solid foundation that is in place.”

Further to its press release on December 18, 2025, the Company confirms that closing activities related to its acquisition of Iron Mine Contracting remain on schedule, with a targeted closing of this quarter. The Company expects to provide a date for release of its 2025 Annual Report in the coming weeks.

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has delivered quality services to the mining, resource and infrastructure construction markets.

Jason Veenstra, CPA, CA
Chief Financial Officer
P: 780.960.7171
E: ir@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2024 and quarter ending September 30, 2025. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.